VIA EDGAR

June 8, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Courtney Lindsay

Re:	Immatics B.V. Acceleration Request for Registration Statement on Form F-4 File No. 333-237702

Dear Mr. Lindsey:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Immatics B.V. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 10, 2020, at 4:00 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Patricia Mets at (617) 570-3906. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Patricia Mets, by facsimile to (617) 801-8950.

In connection with the foregoing, the Company hereby acknowledges the following:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Patricia Mets of Goodwin Procter LLP at (617) 570-3906.

[Signature page follows]

Sincerely,
IMMATICS B.V.

/s/ Thomas Ulmer
Thomas Ulmer
Managing Director

cc:	Jocelyn Arel, Esq., Goodwin Procter LLP
Edwin O’Conner, Esq., Goodwin Procter LLP